VIA EDGAR

ATTN: Jaea Hahn, Senior Counsel

Division of Investment Management Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

March 5, 2024

Re: Form AW Withdrawal Request; Gainbridge Life Insurance Company, File No. 333-266211, CIK No. 0001938470

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Gainbridge Life Insurance Company (the “Company”) respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective immediately, of the S-1/A amendment filing for Gainbridge Life Insurance Company, File No. 333-266211 (Accession No. 0001193125-24-052916) (the “S-1/A Filing”).

On February 29, 2024, the Company inadvertently filed the S-1/A Filing under the submission-type S-1/A. No securities have been sold in connection with the S-1/A Filing. The Company intends to refile a post-effective amendment to the registration statement immediately under the submission-type POS AM.

Thank you for the SEC staff ‘s timely recognition of this inadvertent error.

If you have questions regarding this request, please contact Kate McGah at 860-463-9723.

Sincerely,

/s/ Ryan T. Cloud
Ryan T. Cloud Chief Legal Officer

cc. Dodie C. Kent, Partner Eversheds Sutherland (US) LLC